UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT-GM: END OF "MEDIATION" PROCESS

SIGNATURES

FIAT-GM: END OF "MEDIATION" PROCESS

The mediation process, initiated by General Motors on December 16th, 2004 pursuant to Section 10.08 of the Master Agreement, ended on February 1st, 2005, as agreed between the parties.

In spite of the attempts to resolve the dispute on the alliance's outstanding financial and industrial issues, no agreement has been reached between Fiat and General Motors during the mediation period.

Fiat reaffirms its views that the sale of certain financial activities of Fiat Auto and the recapitalization of Fiat Auto Holding B. V. did not violate the Master Agreement, as General Motors claims.

As a result, Fiat reasserts its view that the put option is valid, enforceable in accordance with its terms, and an important asset for the Group.

The put is exercisable from today, February 2nd, 2005 through to July 24th, 2010.

Turin, February 2nd, 2005

The contract documentation, together with the amendments, is available on the website: www.fiatgroup.com in the section "Investor Relations".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney